

HERITAGE
COMMERCE CORP

Keefe, Bruyette, & Woods 2011 Community Bank Conference
August 2, 2011

## Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements.  The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) the effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (8)  our ability to raise capital or incur debt on reasonable terms; (9) legal limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (10) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (11) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (12) the impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (13) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (14) changes in the deferred tax asset valuation allowance in future quarters; (15) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (16) the ability to increase market share and control expenses; and (17) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

## Heritage Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations
  - Commercial property and asset management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fourth in asset size and deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2010.

# Heritage Profile (continued)

- **Attractive core deposit base**
  - Relationship banking strategy targeting small to medium sized businesses

- **Balanced loan portfolio**
  - Aggressive credit risk management
  - Problem assets well managed
  - Strong ALLL to NPL's ratio
  - Solid C & I portfolio

- **Solid capital position**

- **Improving profitability**

- **Experienced management team**

# Experienced Management Team

| Name | Position | Years at HTBK | Years Banking Experience |
|------|----------|---------------|--------------------------|
| Walter T. Kaczmarek | President & CEO | 6 | 31 |
| Margaret A. Incandela | EVP / Chief Credit Officer | 4 | 24 |
| Dan T. Kawamoto | EVP / Chief Admin. Officer | 2 | 20 |
| Lawrence D. McGovern | EVP / Chief Financial Officer | 13 | 28 |
| Raymond Parker | EVP / Banking Division | 6 | 37 |

- **Regional Line Managers average over 20 years of experience in market[1]**

  [1]Market refers to Alameda, Contra Costa, and Santa Clara counties

# Located in Economically Vibrant San Francisco Bay Area

| County | Population | Projected 5-Yr Population Growth | 2010 Median Household Income | Projected 5-Yr Household Income Growth | Businesses |
|---|---|---|---|---|---|
| **Santa Clara** | **1,824,395** | **4.26%** | **$ 98,704** | **14.16%** | **64,495** |
| **Alameda** | **1,522,142** | **2.21%** | **75,371** | **15.74%** | **60,215** |
| **Contra Costa** | **1,063,960** | **3.43%** | **82,944** | **16.05%** | **38,354** |
| San Francisco | 814,963 | 2.97% | 76,097 | 16.07% | 46,657 |
| San Mateo | 735,498 | 2.13% | 95,300 | 16.62% | 30,981 |
| Sonoma | 476,974 | -0.12% | 68,255 | 14.02% | 24,588 |
| Solano | 420,493 | 2.07% | 68,773 | 12.07% | 13,913 |
| Marin | 257,863 | 2.63% | 97,821 | 16.49% | 17,724 |
| Napa | 136,592 | 2.34% | 66,420 | 15.35% | 7,382 |
| | | | | | |
| California | 37,983,948 | 3.54% | 60,992 | 13.65% | N/A |
| National | 311,212,863 | 3.85% | 54,442 | 12.39% | N/A |

Source: SNL

# Heritage Snapshot

HERITAGE COMMERCE CORP


Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 6/30/11**

| | | | |
|---|---|---|---|
| Total Assets | $ | 1.3 | billion |
| Total Loans | $ | 782.1 | million |
| Total Deposits | $ | 998.6 | million |
| Total Stockholders' Equity | $ | 187.5 | million |
| CPP Preferred | $ | 38.8 | million |
| Tangible Common Equity | $ | 126.4 | million |
| TCE/Tangible Assets | | 10.0% | |
| Tier 1 RBC Ratio | | 20.8% | |
| Total RBC Ratio | | 22.0% | |
| Loans/Deposits | | 78.3% | |
| Yield on Earning Assets[1] | | 4.49% | |
| Cost of Deposits[1] | | 0.42% | |
| Cost of Funds[1] | | 0.60% | |
| Net Interest Margin[1] | | 3.95% | |
| Efficiency Ratio[1] | | 69.43% | |
| 2Q11 Net Income[1][2] | $ | 2.1 | million |

(1) For the quarter ended 6/30/11

(2) Before dividends and discount accretion in preferred stock

# Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fourth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

| Top Regional Banks | | | |
|---|---|---|---|
| **2010 Rank** | **Bank** | **Branch Count** | **Deposits in Market ($000)** |
| 1 | Silicon Valley Bank | 2 | 8,078,291 |
| 2 | The Mechanics Bank | 23 | 2,158,692 |
| 3 | Fremont Bank | 18 | 1,866,452 |
| **4** | **Heritage Bank of Commerce** | **10** | **1,071,896** |
| 5 | Bridge Bank, N.A. | 2 | 790,265 |
| 6 | Private Bank of the Peninsula | 1 | 292,774 |
| 7 | Borel Private Bank & Trust Co. | 2 | 287,747 |
| 8 | Bank of Alameda | 7 | 219,847 |
| 9 | Westamerica Bank | 8 | 195,606 |
| 10 | Valley Community Bank | 3 | 184,634 |

| Top National Franchises | | | |
|---|---|---|---|
| **2010 Rank** | **Bank** | **Branch Count** | **Deposits in Market ($000)** |
| 1 | Wells Fargo Bank, N.A. | 146 | 30,362,632 |
| 2 | Bank of America, N.A. | 145 | 27,790,357 |
| 3 | JPMorgan Chase Bank, N.A. | 96 | 8,757,605 |
| 4 | Citibank, N.A. | 64 | 7,772,469 |

| Totals for Market[1] | |
|---|---|
| **Branch Count** | **Deposits in Market ($000)** |
| 861 | 119,317,956 |

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2010.

# 2011 Tactical Initiatives

- **Improve Earnings**

  - Continue to improve net interest margin through improved loan yield and lower deposit costs: net interest margin 3.95% for 2Q11; 3.84% for 2Q10

  - Continue to reduce costs and improve efficiency ratios: 69.43% for 2Q11; 85.46% for 2Q10 (excludes $43.2mm impairment of goodwill)

- **Continue to Improve Asset Quality and ALLL**

  - Reduce NPA's and maintain adequate coverage of ALLL to NPL's: NPA's $24.5mm in 2Q11; $60.1mm in 2Q10

- **Stay Focused on Customer - Relationship Banking Approach**

  - Maintain solid deposit base: DDA's (noninterest bearing) 33% of total deposits at 2Q11

- **Increase C & I and SBA Market Share**

  - Introduce new loan products (Asset Based Lending and Professional Lines of Credit)

  - Add SBA sales people

  - Add key relationship officers

# Q2 2011 Highlights

|  | 2Q11 | 1Q11 |
|---|---|---|
| **Fourth consecutive quarter of profitability** | | |
| • Net income | $2.1mm | $1.6mm |
| (Before dividends and discount accretion in preferred stock) | | |
| **Improved credit metrics:** | | |
| • Classified assets | $76.1mm | $81.4mm |
| • NPA's | $24.5mm | $27.5mm |
| • NPA's/ total assets | 1.94% | 2.19% |
| • ALLL / NPL's | 95.51% | 90.41% |
| **Increase in noninterest-bearing demand deposits** | $333.2mm | $325.1mm |
| **Decrease in cost of deposits** | 0.42% | 0.52% |
| **Written Agreement removed** | June 14, 2011 | |

HERITAGE COMMERCE CORP

# Strong Deposit Base (in $000's)

June 30, 2011


Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

| | | |
|---|---|---|
| Demand, noninterest-bearing | $333,199 | 33.4% |
| Demand, interest-bearing | 128,464 | 12.9% |
| Savings and money market | 276,538 | 27.7% |
| Time deposits - under $100 | 30,676 | 3.0% |
| Core Deposits | 768,877 | 77.0% |
| Time deposits - $100 and over | 114,208 | 11.4% |
| Time deposits - CDARS | 20,839 | 2.1% |
| Time deposits - brokered | 94,631 | 9.5% |
| | $998,555 | 100.0% |

# Diversified Loan Portfolio (in $000's)

**June 30, 2011**



| | | |
|---|---:|---:|
| Commercial | $358,227 | 45.8% |
| CRE - Owner Occupied | 162,848 | 20.8% |
| CRE - Investor/Other | 152,578 | 19.5% |
| Land & Construction | 41,987 | 5.4% |
| Equity Lines | 52,621 | 6.7% |
| Consumer & Other | 13,819 | 1.8% |
| Total | $782,080 | 100.0% |

Legend:
- Commercial
- CRE - Owner Occupied
- CRE - Investor/Other
- Land & Construction
- Equity Lines
- Consumer & Other

# Improving Credit Quality (in $000's)



Selected Ratios for 2Q11:
1. NPA's / Total Assets = 1.94%
2. ALLL / NPL's = 95.51%

# Excellent Capital Ratios

**Total Risk-Based Capital Ratio (%)**



**Tier 1 Risk-Based Capital Ratio (%)**



**Leverage Ratio (%)**



**Tangible Common Equity/Tangible Assets (%)**



[1] assumes conversion of Series C Preferred Stock of $19.5mm into common stock

# Yields and Rates



# Net Interest Margin



# Total Noninterest Expense (in $000's)



<sup></sup>**(1) excludes $43.2 mm impairment of goodwill in 2Q 2010**

# Operating Performance (in $000's)

| | For the Three Months Ended: | | | |
|---|---|---|---|---|
| | **2Q 2011** | **1Q 2011** | **4Q 2010** | **3Q 2010** |
| Interest Income | $13,015 | $12,986 | $13,168 | $13,361 |
| Interest Expense | 1,543 | 1,790 | 2,221 | 2,530 |
| Net Interest Income | 11,472 | 11,196 | 10,947 | 10,831 |
| Provision for Loan Losses | 955 | 770 | 1,050 | 2,058 |
| Net Interest Income after Provision for Loan Losses | 10,517 | 10,426 | 9,897 | 8,773 |
| Noninterest Income | 2,170 | 1,917 | 2,443 | 2,728 |
| Noninterest Expense | 9,472 | 10,431 | 10,129 | 11,248 |
| Income Before Income Taxes | 3,215 | 1,912 | 2,211 | 253 |
| Income Tax Expense (Benefit) | 1,129 | 331 | 506 | (398) |
| **Net Income** | **2,086** | **1,581** | **1,705** | **651** |
| Dividends and Discount Accretion on Preferred Stock | (604) | (596) | (606) | (193) |
| **Net Income Allocable to Common Shareholders** | **$1,482** | **$985** | **$1,099** | **$458** |
| | | | | |
| **Diluted Income Per Common Share** | **$0.05** | **$0.03** | **$0.03** | **$0.01** |

# Growth Opportunities

**HERITAGE**
COMMERCE CORP

- **Increase market share in current locations**
  - Regional managers with over 20 years experience in market
  - New lender opportunities

- **Regional office expansion in the San Francisco Bay Area**
  - Hire loan teams

- **M & A – Community banks in the San Francisco Bay Area**
  - 34 banks with assets < $500 million
  - 14 banks located in current footprint of Alameda, Contra Costa, and Santa Clara counties

# Why Positioned for Growth?

- **Strong capital**
  - 22.0% total risk-based capital ratio

- **Good liquidity position**
  - $289.8 million excess funds at FRB and unpledged securities
  - 78.3% loan to deposit ratio

- **Significantly improved credit quality**
  - 1.94% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Profitable operations**
  - 4 consecutive quarters of net income

# Why Positioned for Growth? (continued)

- **Highly experienced relationship managers**
  - 20 years experience of Regional Managers in market

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Fourth in deposits market amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200mm
  - Strong name recognition in market

- **Experienced executive management team**
  - Opening new locations
  - M & A

# Contact Information



**Corporate Headquarters**
**150 Almaden Boulevard**
**San Jose, CA 95113**

**NASDAQ: HTBK**

**Walter T. Kaczmarek**
President and Chief Executive Officer
408.494.4500

**Margaret A. Incandela**
Executive Vice President
Chief Credit Officer
408.792.4029

**Dan T. Kawamoto**
Executive Vice President
Chief Administrative Officer
408.534.4935

**Lawrence D. McGovern**
Executive Vice President
Chief Financial Officer
408.494.4562

**Raymond Parker**
Executive Vice President
Banking Division
408.494.4534